UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                            Commission File Number 333-78625-11

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR
                  For Period Ended: July 2, 2000
                                    ------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR

                  For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION

SNAPPLE BEVERAGE GROUP, INC.
----------------------------
(Full Name of Registrant)

TRIARC BEVERAGE HOLDINGS CORP.
------------------------------
(Former Name if Applicable)

709 Westchester Avenue
------------------------------------------------------------
(Address of Principal Executive Office (Street and Number))

White Plains, New York 10604
----------------------------
(City, State and Zip Code)

PART II--Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense;
           | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
           | thereof, will be filed on or before the fifteenth  calendar day
[X]        | following the  prescribed  due date; or the subject quarterly
           | report or transition report on Form 10-Q, or portion thereof, | will be filed on or before the fifth calendar day following the | prescribed due date; and
           | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Snapple Beverage Group, Inc. (the "Company"), formerly Triarc Beverage Holdings Corp., could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2000 (the "Form 10-Q") by the prescribed filing date of August 16, 2000 without unreasonable effort or expense as a result of the following:

         The Company became a new registrant subject to Form 10-K and Form 10-Q filing requirements in connection with the December 23, 1999 declaration of effectiveness of a registration statement on Form S-4 (the "Form S-4") and completion of a related exchange offer on January 28, 2000 with respect to $300.0 million principal amount of 10 1/4% senior subordinated notes due 2009 (the "10 1/4% Notes") of which the Company is a co-issuer with its parent, Triarc Consumer Products Group, LLC ("Triarc Consumer Products Group"), a wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). On June 27, 2000 the Company filed a preliminary registration statement on Form S-1 (the "Form S-1") in connection with an initial public offering of its common stock. Certain of Triarc's key personnel that are integral to the completion of the filings of the Company are also integral to the completion of filings for each of Triarc and Triarc Consumer Products Group, which also became a new registrant because it was a co-issuer of the 10 1/4% Notes registered pursuant to the Form S-4. Due to significant time constraints on Triarc's key personnel referred to above, in connection with the recent filing of the Form S-1 which substantially compressed the time available for closing the Company's books and completing the Company's Form 10-Q, the Company's Form 10-Q could not be completed by the prescribed filing date. It should be noted that the Company is presently only subject to SEC filing requirements by virtue of its being a co-issuer with Triarc Consumer Products Group of the 10 1/4% Notes, and the Forms 10-Q of Triarc Consumer Products Group and Triarc for the fiscal quarter ended July 2, 2000 were filed by the prescribed filing date of August 16, 2000. Since Triarc's key personnel were integral to the completion of the Company's Form 10-Q for the quarter ended July 2, 2000 as well as the Form 10-Q's for each of Triarc Consumer Products Group and Triarc, the Company has been unable to complete the Form 10-Q for the quarter ended July 2, 2000 without unreasonable effort or expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
         Fred Schaefer                 (212)                      451-3000
         -------------                 -----                      --------
            (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                          SNAPPLE BEVERAGE GROUP, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2000               By:/s/ Fred H. Schaefer
                                    -----------------------
                                    Fred H. Schaefer
                                    Vice President and Chief Accounting Officer

                                                                        Annex A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-Q for its fiscal quarter ended July 2, 2000 was not filed by the prescribed due date of August 16, 2000. The Company expects to report in its condensed consolidated financial statements in its Form 10-Q, with respect to the six months ended July 2, 2000, revenues of $349.4 million, operating profit of $26.9 million and income before extraordinary charge and net income of $3.8 million compared with revenues of $325.5 million, operating profit of $20.6 million, income before extraordinary charge of $2.5 million and a net loss of $2.3 million for the six months ended July 4, 1999. With respect to the three months ended July 2, 2000, the Company expects to report revenues of $208.8 million, operating profit of $19.3 million and income before extraordinary charge and net income of $5.0 million compared with revenues of $196.4 million, operating profit of $17.1 million and income before extraordinary charge and net income of $5.0 million for the three months ended July 4, 1999.

The increase in revenues in the 2000 periods compared with the 1999 periods is principally due to the effects of increased sales volume from new products and the acquisition of two distributors and, to a lesser extent, higher average selling prices of premium beverages. The increase in operating profit for the 2000 periods compared with the 1999 periods is principally due to the effect of the previously discussed increase in revenues and a decrease of $2.6 million and $0.5 million in the six and three month-periods, respectively, in non-recurring capital structure reorganization related charges which relate to equitable adjustments that were made in 1999 to the terms of outstanding stock options under the Company's stock option plan. The increase in net income in the 2000 first half compared with the net loss in the 1999 first half principally reflects an extraordinary charge in the 1999 first quarter representing the early extinguishment of debt and the after-tax effect of the previously discussed increase in operating profit in the 2000 first half, both partially offset by the after-tax effect of net higher interest expense in the 2000 first half reflecting higher average levels of debt during the 2000 first half, due to the full effect of a February 25, 1999 debt refinancing, and higher average interest rates in the 2000 first half. Net income in the 2000 second quarter was unchanged from the 1999 second quarter due to the after-tax effect of the increase in operating profit being offset by the after-tax effect of the higher interest expense.